Exhibit 99.1

press release

ArcelorMittal Announces the Results of its Offer to Purchase for Cash Any and All of its 6.125% Notes due 2025

October 14, 2020 8:00 AM CET– On October 5, 2020, ArcelorMittal (the “Company” or “ArcelorMittal”) announced the launch of its tender offer (the “Offer”) to purchase for cash, any and all of its outstanding 6.125% notes due 2025 (CUSIP 03938LAZ7/ISIN US03938LAZ76) (the “Notes”) on the terms and subject to the conditions set out in the offer to purchase dated October 5, 2020 the “Offer to Purchase”) and the Notice of Guaranteed Delivery. The Offer expired at 5:00 p.m., New York City time, on October 13, 2020  (the “Expiration Time”).

The table below sets forth the information with respect to the Notes and the Offer as well as the aggregate principal amount of Notes that were validly tendered (including using the guaranteed delivery procedures set forth herein) and not validly withdrawn at or prior to 5:00 p.m., New York City time on October 13, 2020.

Title of Security	CUSIP/ISIN	Principal Amount Tendered(1)	Outstanding Principal Amount	Tender Consideration(2)
6.125% notes due 2025	03938LAZ7/US03938LAZ76	U.S.$249,886,000	U.S.$250,114,000	U.S.$1,170

(1)	Including U.S.$7,812,000 of Notes tendered pursuant to the guaranteed delivery procedures, for which the delivery of Notes must be made by no later than 5:00 p.m. on October 15, 2020.
(2)
Per U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest (as defined in the Offer to Purchase) which will be payable to holders who tender Notes that are accepted for purchase by the Company.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on October 15, 2020, the amount of Notes validly tendered at or prior to the Expiration Time, other than Notes tendered using the guaranteed delivery procedures. Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on October 16, 2020, the amount of Notes that were validly tendered using the guaranteed delivery procedures.

Payment of the aggregate consideration for all such Notes is expected to be made on the Any and All Settlement Date or on the Guaranteed Delivery Settlement Date, as applicable, on which date the Company will deposit with DTC the amount of cash necessary to pay the Tender Consideration plus
Accrued Interest in respect of the Notes accepted for purchase in the Offer.

BBVA Securities Inc., Citigroup Global Markets Limited, HSBC Bank plc, Mizuho Securities USA LLC and Natixis have been appointed to serve as dealer managers for the Offer (the “Dealer Managers”). D.F. King has been retained to serve as the information agent and tender agent in connection with the Offer.

For additional information regarding the terms of the Offer, please contact BBVA Securities Inc. by email at liabilitymanagement@bbva.com or by telephone at +44 20 7397 6061 (London) or +1 800 422 8692 (toll free within the U.S.) or +1 212 728 2446 (collect), Citigroup Global Markets Limited by e-mail at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or +1 212 723 6106 (collect), HSBC Bank plc by email at liability.management@hsbcib.com or telephone at +44 20 7992 6237 (London), +1 888 HSBC 4LM (+1 888 472 2456) (toll free within the U.S.) or +1 212 525 5552 (collect), Mizuho Securities USA LLC by telephone at +44 20 7090 6134 (London) or +1 866 271 7403 (toll free within the U.S.) or +1 212 205 7736 (collect) or Natixis by email at nydebtcapitalmarkets@natixis.com or telephone at +1 212 698 3108 (collect). Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelormittal@dfkingltd.com or telephone: New York: +1 877 536-1561 (toll free within U.S.) or at + 1 212 269 5550 (collect) or +44 20 7920 9700 (London).

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offer. This announcement must be read in conjunction with the Offer to Purchase and the announcement dated October 5, 2020. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

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United Kingdom. This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer are for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase are directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
European Economic Area and the United Kingdom. In any European Economic Area (“EEA”) member state and the United Kingdom (each, a “Relevant State”), this announcement and the Offer to Purchase are only addressed to and are only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (as amended or superseded) (the “Prospectus Regulation”), in that Relevant State. Each person in a Relevant State who receives any communication in respect of the Offer contemplated in the Offer to Purchase will be deemed to have represented, warranted and agreed to and with the Dealer Managers and the Company that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
France. The Offer to Purchase nor any other documents or offering materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the Prospectus Regulation. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in the Offer, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.
Italy. None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.
The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the “Consolidated Financial Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuer’s Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

Holders or beneficial owners of the Notes located in Italy may tender the Notes in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.
This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 20 7543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419